SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2002

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into English)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language press release of Van der Moolen Holding N.V. dated July 25, 2002 announcing the election of Dolf van den Brink to the Supervisory Board.

2.	The English language press release of Van der Moolen Holding N.V. dated August 1, 2002 announcing results for the second quarter of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: August 8, 2002	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

By:	/s/ J.P. Cleaver, Jr.

Name: J.P. Cleaver, Jr.
Title: Member of the Management Board

Amsterdam, July 25, 2002

PRESS RELEASE

Dolf van den Brink elected as a member of the Van der Moolen Supervisory Board

Van der Moolen, a specialist and market maker in leading U.S. and European equity, option and fixed income markets, today announced that at an Extraordinary General Meeting of Shareholders, held on July 24, 2002, Dr. R. (Dolf) G.C. van den Brink has been elected as a member of the Supervisory Board of Van der Moolen Holding.

Mr. Van den Brink has broad international experience in investment banking and served as a member of the Managing Board of ABN AMRO Bank until December 31, 2001. Currently Mr. Van den Brink is Chief Economic Advisor to the Managing Board of ABN AMRO and represents the bank in important international fora. Mr. Van den Brink is a Supervisory Board member of several financial institutions and industrial companies.

For further information, please contact: Tom Schram, telephone: +31 (0)20 535 67 89.
For more information on Van der Moolen, please consult: www.vandermoolen.com.

Van der Moolen trades on the important equity and derivatives exchanges of Europe and the United States. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen’s traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
Van der Moolen’s shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM). The share price in Amsterdam can be followed on www.vandermoolen.com.

Amsterdam, August 1, 2002

PRESS RELEASE

Van der Moolen earns second quarter, 2002 net income of € 16.9 million

Van der Moolen, a specialist and market maker on the leading U.S. and European equity, option and fixed income markets, realized net income from ordinary activities of € 16.9 million in the second quarter of 2002, a 27% decrease compared to the same period of the previous year and a 5% decrease relative to the first quarter of 2002. Net income from ordinary activities per common share was € 0.42, which was 29% less than in the second quarter of 2001 and 5% lower than in the first quarter of the current year.

Of the 65 trading days in the second quarter, Van der Moolen closed 62 of them, or 95%, with a positive trading result.

Key Figures

	2nd quarter	2nd quarter		1st quarter		Half year
Euros millions	2002	2001		2002		2002	2001

Total revenues	86.3	81.2	6%	77.9	11%	164.2	181.9	-10%
Operating income before amortization of intangibles	37.2	41.0	-9%	34.0	9%	71.2	100.9	-29%
Net income from ordinary activities	16.9	23.2	-27%	17.7	-5%	34.6	54.0	-36%
Guarantee capital	559.4	309.9	81%	643.1	-13%	559.4	309.9	81%
Per share (Euros)
Net income from ordinary activities	0.42	0.59	-29%	0.44	-5%	0.87	1.38	-37%

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F.M.J. (Fred) Böttcher, Van der Moolen’s CEO, remarked: “In exceedingly turbulent market circumstances we were able to maintain our second quarter result at almost the level we achieved in the first quarter. The development of our NYSE business showed once again that trading volumes and price volatility determine our opportunities to trade. Given the current uncertainties as to the outlook for financial markets in the second half of 2002, we think it would be premature to make any forecast of our earnings for the full year”.

Developments in the Second Quarter of 2002

By comparison with the same period of 2001, in the second quarter of 2002 both trading volumes and price volatility on most of the markets where Van der Moolen trades were lower. Relative to the first quarter of the current year, NYSE volumes saw a modest increase in the quarter, and Europe presented a mixed picture. Volatility in the U.S. and Europe continued to decline in April and May, then jumped up solidly in June as markets declined sharply on high volumes. U.S. option markets continued to be extremely competitive amid lower contract volumes in the second quarter.

Van der Moolen’s total revenues amounted to € 86.3 million in the second quarter of 2002, an increase of 6% relative to the second quarter of 2001. This increase reflected negative organic revenue development (-9%), and currency effects (-4%), especially as a result of the depreciation of the dollar relative to the euro, which was offset by acquisition effects (+19%). Compared to the first quarter of 2002, total revenues in the second quarter rose by 11%, of which 7% resulted from organic growth, 8% came from acquisitions and currency movements had a -4% effect.

In the second quarter of 2002, 79% of revenues were earned in the U.S., compared with 71% in the second quarter of 2001 and 82% in the first quarter of 2002.

Van der Moolen Specialists USA’s revenues rose 22% compared to the second quarter of 2001, as a result of the acquisitions of Stern & Kennedy and Scavone, McKenna, Cloud in July, 2001 and the acquisition of Lyden, Dolan, Nick in March, 2002. By comparison to the first quarter of 2002, its revenues were up by 11%, as a result of organic growth, as well as a full three months’ consolidation of Lyden, Dolan, Nick (compared to only one month included in the earlier period). Van der Moolen Specialists USA closed every trading day of the second quarter with a positive trading result.

Total revenues from option activities in the U.S. were lower than in both the second quarter 2001 and the first quarter of the current year, largely due to the development of contract volumes and implied volatility. The reorganization of Van der Moolen Options USA (Philadelphia and Chicago) is proceeding according to plan.

Market making revenues in Europe (equities, bonds and options) fell by 26% compared with the second quarter of 2001, largely as a result of reduced levels of equity market activity. However, revenues increased by comparison with the first quarter of 2002, as a result of a turnaround at the Dutch option unit. During the second quarter there was a significant further reduction in the Dutch option activities.

Transaction costs in the quarter ended June 30, 2002 rose 80% compared to the prior year period, largely as a result of expansion (acquisitions, Van der Moolen Bonds) and an increase in ADR arbitrage activities, which carry structurally higher costs. By comparison to the first quarter of 2002, transaction costs rose by 36%.

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Operating expenses rose by 10% on the same period of 2001, as a result of integration costs incurred in connection with acquisitions subsequently consolidated, which were partially compensated by lower bonus provisioning in the second quarter of 2002. The increase relative to the first quarter of 2002 was 5%.

Operating income (before amortization of intangibles) came to € 37.2 million, a decrease of 9% compared to the € 41.0 million earned in the second quarter of 2001 and a 9% increase compared to the first quarter of the current year.

The second quarter operating margin (operating income before amortization of intangibles divided by total revenues) was 43%.

Amortization of intangible assets was € 2.4 million, and relates solely to acquisitions that were closed after January 1, 2001. No such amortization expense was included in the second quarter 2001 accounts.

The effective tax rate on income from ordinary activities (after removal of minority interests, which are reported before taxation) was 30%, compared with 28% in the second quarter of the prior year and 23% in the first quarter of 2002. The increase is explained by the relatively higher proportion of taxable income earned in the U.S., which attracts a higher rate of taxation than the average for other activities, and by the negative effect that the depreciation of the dollar against the euro had on the results of the Dutch concern financing company.

Minority interests declined by 6% relative to the second quarter of 2001 and rose by 26% compared to the first quarter of the current year. The latter increase reflects the improved pre-tax result of Van der Moolen Specialists USA.

Net income from ordinary activities (after minority interests) was € 16.9 million in the second quarter of 2002, 27% below the level achieved in the comparable period of 2001 and 5% lower than in the first quarter of 2002.

Net income from ordinary activities per common share, calculated on the weighted average number of shares outstanding during the second quarter of 2002 and after payment of dividends on preferred shares, was € 0.42, compared with € 0.59 in the second quarter of 2001 (-29%) and € 0.44 in the first quarter of 2002 (-5%).*

To increase transparency and to facilitate comparisons with our peers, when presenting our annual results for 2001 we reclassified some items within our Profit and Loss Accounts. To aid comparison, we have made similar reclassifications in the presentation of our quarterly figures for last year.

*	Earnings per common share for earlier quarters adjusted for the stock dividend paid in April, 2002

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Balance Sheet

The balance sheet total rose from € 2.1 billion on December 31, 2001 to € 2.3 billion on June 30, 2002. The increase is primarily the result of consolidating Lyden, Dolan, Nick and expansion of the activities of Van der Moolen Bonds in London. Shareholders’ equity decreased from € 265.7 million on December 31, 2001 to € 244.5 million on June 30, 2002. The depreciation of the dollar with respect to the euro depressed Shareholders’ equity, but was partially compensated by retained earnings in the first half. Cash dividend payments in April, 2002 also contributed to the decline. In April, 2002, some 785,000 common shares were issued in connection with payment of the optional stock dividend.

Publication of Third Quarter Results

As previously announced, Van der Moolen will announce its third quarter, 2002 earnings before the opening of Euronext on November 7, 2002. On October 16, 2002, a preliminary announcement of expected third quarter net income will be made before the opening of Euronext.

For further information: T.L. Schram: +31 (0)20 535 67 89
For more information about Van der Moolen: www.vandermoolen.com.

Announcement

Van der Moolen will hold a conference call for analysts today at 4:00 PM Amsterdam time, which will be broadcast over www.vandermoolen.com.
For more information, please contact: Taylor Rafferty, Karen Wagner, tel.: + 1 (212) 889 4350.

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Van der Moolen Holding N.V.
Consolidated Profit and Loss Account
(Dutch GAAP, Unaudited)

(amounts in millions of Euros,	Q2	Q2		Q1		Half year	Half year
except per share data)	2002	2001	%	2002	%	2002	2001	%

Specialist activities	67.2	58.8		62.0		129.2	135.1
Market maker activities	16.3	19.7		12.0		28.3	40.8
Other activities	2.8	2.7		3.9		6.7	6.0
Total revenues	86.3	81.2	6%	77.9	11%	164.2	181.9	-10%
Transaction costs	12.4	6.9	80%	9.1	36%	21.5	14.6	47%
Net revenues	73.9	74.3	-1%	68.8	7%	142.7	167.3	-15%
Fixed personnel expenses	14.0	11.9		13.9		27.9	21.9
Variable personnel expenses	9.5	10.6		8.4		17.9	25.3
Seat leases	4.6	2.8		4.6		9.2	5.5
Information and communication expenses	2.0	1.9		1.6		3.6	3.1
General and administrative expenses	6.0	5.6		5.6		11.6	9.6
Depreciation	0.6	0.5		0.7		1.3	1.0
Total operating expenses	36.7	33.3	10%	34.8	5%	71.5	66.4	8%
Operating income before amortization of intangible fixed assets	37.2	41.0	-9%	34.0	5%	71.2	100.9	-29%
Amortization of intangible fixed assets	2.4	—		1.7		4.1	—
Operating income after amortization of intangible fixed assets	34.8	41.0	-15%	32.3	5%	67.1	100.9	-33%
Net interest income (expense)	(3.8)	(1.7)		(3.8)		(7.6)	(2.8)
Income from ordinary activities before tax	31.0	39.3	-21%	28.5	9%	59.5	98.1	-39%
Taxation	7.3	8.9		5.4		12.7	26.6
Income from ordinary activities after tax	23.7	30.4	-22%	23.1	3%	46.8	71.5	-35%
Extraordinary income after taxation	—	—		—		—	—
Extraordinary expense after taxation	—	—		—		—	—
Group income after taxation	23.7	30.4	-22%	23.1	3%	46.8	71.5	-35%
Minority interest	6.8	7.2		5.4		12.2	17.5
Net income	16.9	23.2	-27%	17.7	-5%	34.6	54.0	-36%

Net income from ordinary activities	16.9	23.2	-27%	17.7	-5%	34.6	54.0	-36%
Dividends on financing preferred shares	0.7	0.7		0.7		1.4	1.4
Net income from ordinary activities attributable to holders of common shares	16.2	22.5	-28%	17.0	-5%	33.2	52.6	-37%
Average number of common shares outstanding 1)	38,399,328	38,132,531	1%	38,332,903	0%	38,367,202	38,132,531	1%
Diluted average number of common shares outstanding 1)	38,532,956	38,389,055	0%	38,684,943	0%	38,566,453	38,389,055	0%
Net income from ordinary activities per common share 1)	€ 0.42	€ 0.59	-29%	€ 0.44	-5%	€ 0.87	€ 1.38	-37%
Diluted net income from ordinary activities per common share 1)	€ 0.42	€ 0.59	-29%	€ 0.44	-5%	€ 0.86	€ 1.37	-37%

Van der Moolen Holding N.V.	Q2	Q2		Q1		Half year	Half year
Revenue breakdown in millions of Euros	2002	2001	%	2002	%	2002	2001	%

VDM Specialists USA	71.9	58.8		64.9		136.8	129.1
Net gain on principal transactions	60.4	47.3	28%	54.3	11%	114.7	104.7	10%
Commissions	9.0	7.0	29%	8.1	11%	17.1	14.7	16%
Other	2.5	4.5	-44%	2.5	0%	5.0	9.7	-48%
Options USA	(3.5)	(0.8)	338%	(1.1)	218%	(4.6)	4.9
Market making Europe	16.1	21.7	-26%	11.6	39%	27.7	44.8	-38%
Other activities	1.8	1.5	20%	2.5	-28%	4.3	3.1	39%

Total revenues	86.3	81.2	6%	77.9	11%	164.2	181.9	-10%

1)	(Diluted) average number of common shares outstanding and EPS figures for prior reporting periods have been adjusted for stock dividends issued in April 2002.
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Van der Moolen Specialists USA (VDMS)	Q2	Q2	Q1	Half year	Half year
Key figures (Dutch GAAP)	2002	2001	2002	2002	2001

VDM Specialists USA revenues ($ million)	66.4	51.7	56.9	123.3	117.1
Net gain on principal transactions	55.8	41.6	47.7	103.5	95.0
Commissions	8.3	6.1	7.1	15.4	13.3
Other	2.3	4.0	2.1	4.4	8.8
Total dollar value of trading NYSE ($ billion)	2,682	2,687	2,591	5,273	5,623
VDMS dollar volume on NYSE ($ billion)	277	190	233	510	421
VDMS market share in dollar value NYSE	10.3%	7.1%	9.0%	9.7%	7.5%
VDMS dollar value of principal shares traded on the NYSE ($ billion)	95	61	81	176	134
Participation rate	34.5%	32.1%	34.9%	34.6%	31.7%
VDMS net gain on principal transactions ($ million)	55.8	41.6	47.7	103.5	95.0
Realization rate (basis points)	5.9	6.8	5.9	5.9	7.1

Source: NYSE, Van der Moolen

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Van der Moolen Holding N.V.
Consolidated Balance Sheet
(Dutch GAAP, unaudited)

(amounts in millions of Euros)	June 30, 2002		December 31, 2001

Assets
Fixed assets
Intangible fixed assets	207.7		159.4
Tangible fixed assets	10.1		11.1
Financial fixed assets	70.2		67.1

		288.0		237.6
Current assets
Long positions securities	750.5		775.7
Clearing organizations and professional parties	865.6		723.1
Accrued income and other receivables	24.7		31.0
Cash and cash-equivalents	358.4		304.2

		1,999.2		1,834.0

Total assets		2,287.2		2,071.6

Shareholders’ equity and liabilities
Shareholders’ equity	244.5		265.7
Minority interest	78.6		64.1

Group equity	323.1		329.8
Subordinated debt	236.3		207.7

Guarantee capital		559.4		537.5
Provisions		12.1		14.7
Long-term liabilities		7.3		7.3
Short-term liabilities
Short positions securities	1,015.4		1,178.4
Clearing organizations and professional parties	512.8		151.6
Short-term loans	67.5		65.5
Advanced by clearing organizations	66.3		46.7
Accrued expenses and other liabilities	46.4		69.9

		1,708.4		1,512.1

Total shareholders’ equity and liabilities		2,287.2		2,071.6

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Van der Moolen Holding N.V.
Consolidated statement of cash flow/ Movement schedule of
shareholders’ equity (Dutch GAAP, unaudited)

Consolidated statement of cash flow

	Half year		Half year
(Amounts in millions of Euros)	2002		2001

Cash flow from operating activities
Net income	34.6		54.0
Minority interest	12.2		17.5
Depreciation and amortization of fixed assets	5.4		1.0
Change in provisions	—		—
Change in working capital	63.7		(17.1)

		115.9		55.4
Cash flow from investing activities
Investments in tangible fixed assets	(1.7)		(3.6)
Disposals of tangible fixed assets	0.8		—
Acquired group companies, less cash received	(61.5)		—
Divestments and repayments of financial fixed assets	0.6		—

		(61.8)		(3.6)
Cash flow from financing activities
Net change in subordinated debt and long-term liabilities	46.2		(0.3)
Net change of short-term loans	2.0		32.7
Issued shares	1.2		6.8
Dividend payment	(21.2)		(57.4)
Net change in minority interest	(7.9)		(20.7)
Other movements	(0.2)		(1.0)

		20.1		(39.9)
Currency exchange differences		(39.6)		23.7
Change in cash and cash-equivalents, net of amounts advanced by clearing organizations		34.6		35.6
Cash and cash-equivalents, net of amounts advanced by clearing organizations at January 1,		257.5		212.7

Cash and cash-equivalents, net of amounts advanced by clearing organizations at June 30,		292.1		248.3

Movement in shareholders’ equity

	Half year		Half year
(Amounts in millions of euros)	2002		2001

Shareholders’ equity at January 1,		265.7		188.5
Exercise of options	1.2		6.8
Cash dividend	(19.8)		(56.0)
Currency exchange differences	(35.6)		14.6
Net income for the period January 1 - June 30,	34.6		54.0
Preferred dividend for the periode January 1 - June 30	(1.4)		(1.4)
Other	(0.2)		(1.0)

		(21.2)		17.0

Shareholders’ equity at June 30,		244.5		205.5

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Van der Moolen
Holding N.V. Net income and shareholders’ equity
(US GAAP, unaudited)

	Q2	Q2		Q1		Half year	Half year
(amounts in millions of euros)	2002	2001	%	2002	%	2002	2001	%

Net income in accordance with Dutch GAAP	16.9	23.2	-27%	17.7	-5%	34.6	54.0	-36%
Adjustments to reported net income
Amortization of intangible fixed assets	(0.6)	(4.3)		(0.6)		(1.2)	(8.4)
Pensions	—	0.8		0.4		0.4	1.4
Stock options	(1.4)	(1.4)		(1.4)		(2.8)	(2.8)
Other	(0.5)	—		—		(0.5)	—
Taxation	(2.2)	(1.4)		(2.6)		(4.8)	(2.6)

Net income in accordance with US GAAP	12.2	16.9	-28%	13.5	-10%	25.7	41.6	-38%
Dividend on financing preferred shares	(0.7)	(0.7)		(0.7)		(1.4)	(1.4)
Net income in accordance with US GAAP attributable to common shares	11.5	16.2	-29%	12.8	-10%	24.3	40.2	-40%
Average number of common shares outstanding	38,399,328	38,132,531		38,332,903		38,367,202	38,132,531
Diluted average number of common shares outstanding	38,532,956	38,389,055		38,684,943		38,566,453	38,389,055

(amounts in euros)
Net income from ordinary activities per common share in accordance with Dutch GAAP	0.42	0.59	-29%	0.44	-5%	0.87	1.38	-37%
Net income per common share (including net extraordinary income) in accordance with Dutch GAAP	0.42	0.59		0.44		0.87	1.38
Basic earnings per common share in accordance with US GAAP	0.30	0.42	-30%	0.33	-10%	0.63	1.05	-40%
Diluted net income from ordinary activities per common share in accordance with Dutch GAAP	0.42	0.59	-29%	0.44	-5%	0.86	1.37	-37%
Diluted net income per common share (including net extraordinary income) in accordance with Dutch GAAP	0.42	0.59		0.44		0.86	1.37
Diluted earnings per common share in accordance with US GAAP	0.30	0.42	-29%	0.33	-10%	0.63	1.05	-40%

	June 30,	Dec. 31,
(amounts in millions of Euros )	2002	2001

Shareholders’ equity in accordance with Dutch GAAP	244.5	265.7
Adjustments to reported shareholders’ equity
Goodwill and specialist assignments	305.9	343.1
Pensions	9.1	8.7
Taxation	(19.3)	(16.5)
Other	3.5	4.0

Shareholders’ equity in accordance with US GAAP	543.7	605.0

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Van der Moolen trades on the leading U.S. and European equity, option and fixed income exchanges. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen’s traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen’s shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM). The share price in Amsterdam can be followed on www.vandermoolen.com.

Disclaimer:

Certain statements contained in this press release constitute “forward-looking statements”. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect management’s beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically the Company’s most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

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